SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Scorpius Holdings, Inc.

 (Name of Issuer)

Common Stock, $0.0002 par value per share

 (Title of Class of Securities)

42237K508

 (CUSIP Number)

September 17, 2024

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K508	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 359,297 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 359,297 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,297 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)  As more fully described in Item 4 of this statement on Schedule 13G (this “Schedule 13G”), such shares and percentage are based on 3,384,268 shares of common stock, par value $0.0002 per share, of the issuer (the “Common Stock”) outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the (i) common stock purchase warrants of the issuer (the “Warrants”) directly owned by the reporting person, which exercise is subject to a 4.99% beneficial ownership limitation provision, and (ii) pre-funded common stock purchase warrants of the issuer (the “Pre-Funded Warrants”) directly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 42237K508	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 359,297 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 359,297 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,297 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)  As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 3,384,268 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the (i) Warrants indirectly owned by the reporting person, which exercise is subject to a 4.99% beneficial ownership limitation provision, and (ii) Pre-Funded Warrants indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 42237K508	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 359,297 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 359,297 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,297 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)   As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 3,384,268 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the (i) Warrants indirectly owned by the reporting person, which exercise is subject to a 4.99% beneficial ownership limitation provision, and (ii) Pre-Funded Warrants indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 42237K508	13G	Page 5 of 8 Pages

Item 1(a). Name of Issuer:

Scorpius Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 627 Davis Drive, Suite 300, Morrisville, North Carolina, 27560.

Item 2(a). Names of Persons Filing:

This Statement on Schedule 13G (the “Schedule 13G”) is filed by:

(i)	3i, LP, a Delaware limited partnership (“3i”);

(ii)	3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iii)	Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.

Item 2(c). Citizenship:

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Issuer’s shares of common stock, $0.0002 par value per share (the “Common Stock”).

Item 2(e). CUSIP Number: 42237K508

CUSIP No. 42237K508	13G	Page 6 of 8 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 3,384,268 shares of Common Stock outstanding, as verified with the Issuer, and (ii) 212,305 shares of Common Stock issuable upon exercise of the Issuer’s pre-funded common stock purchase warrants held by the Reporting Persons, which are exercisable for up to 9,727,000 shares of Common Stock (the “Pre-Funded Warrants”), but are subject to a 9.99% beneficial ownership limitation provision.

As of September 26, 2024, the Reporting Persons hold (i) 146,992 shares of Common Stock, (ii) Pre-Funded Warrants exercisable for up to 9,727,000 shares of Common Stock, subject to a 9.99% beneficial ownership limitation provision, and (ii) common stock purchase warrants of the Issuer exercisable for up to 150,000 shares of Common Stock (the “Warrants”), subject to a 4.99% beneficial ownership limitation provision. Due to the interaction between the beneficial ownership limitation provisions in each of the Pre-Funded Warrants and the Warrants, 3i is prohibited from exercising the Warrants for shares of Common Stock if, as a result of such exercise, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. As a result of 3i’s beneficial ownership of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants up to the 9.99% beneficial ownership limitation provision included therein, 3i cannot exercise the Warrants and can only exercise the Pre-Funded Warrants for up to 212,305 shares of Common Stock.

Consequently, 3i is the beneficial owner of 359,297 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed herewith.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 42237K508	13G	Page 7 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 42237K508	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: September 26, 2024	3i, LP

By: 3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow